UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF DECEMBER 2013

COMMISSION FILE NUMBER 0-20115

METHANEX CORPORATION

(Registrant’s name)

SUITE 1800, 200 BURRARD STREET, VANCOUVER, BC V6C 3M1 CANADA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☐             Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

For immediate release

December 9, 2013

Waterfront Shipping to commission new ships built with flex-fuel engines

Waterfront Shipping Company Ltd. has reached an agreement with Mitsui O.S.K. Lines, Ltd. (MOL), Westfal-Larsen & Co A/S (WL) and Marinvest/Skagerack Invest to build six new ships, with an option for building an additional three, all to be delivered during 2016. These 50,000 dead weight tonne vessels will be built with MAN ME-LGI flex fuel engines running on methanol, fuel oil, marine diesel oil, or gas oil.

Waterfront Shipping, a wholly owned subsidiary of Methanex Corporation, is a global marine transportation company specializing in the safe, responsible and reliable transport of bulk chemicals and clean petroleum products. With the growing demand for cleaner marine fuel to meet environmental regulations coming into effect in Northern Europe and other regions, methanol continues to be a promising alternative fuel for ships.

“We are very excited to continue investing in methanol-based marine fuel. This announcement reinforces our commitment to continue investing in sustainable technology. Methanol is a sulfur-free fuel that provides many environmental and clean burning benefits. With fuel prices increasing and upcoming shipping regulations requiring the use of cleaner marine fuel, methanol-based fuel is a promising alternative which reduces emissions and fuel costs,” stated Jone Hognestad, President, Waterfront Shipping.

Waterfront Shipping will charter these vessels to replace older vessels in its fleet and to support increased demand from Methanex Corporation’s growth initiatives, including the relocation of two methanol plants from Chile to Geismar, Louisiana.

Of the ships being built, MOL, Marinvest/ Skagerrak Invest and WL will each own two, plus one optional vessel. The ships will be built by Hyundai Mipo Dockyard and Minaminippon Shipbuilding Co., Ltd.

About Waterfront Shipping

Waterfront Shipping operates the largest methanol ocean tanker fleet in the world with its fleet comprising vessels from 3,000 to 49,000 dwt. Its fleet of 18 modern, deep sea tankers delivers products to major international markets in North America, Asia, Europe and Latin America. For more information, please visit http://www.wfs-cl.com/.

About Methanex Corporation

Methanex Corporation is a Vancouver-based, publicly traded company and is the world’s largest supplier of methanol to major international markets. Methanex shares are listed for trading on the Toronto Stock Exchange in Canada under the trading symbol “MX” and on the NASDAQ Global Market in the United States under the trading symbol “MEOH”. For more information, please visit www.methanex.com.

About Mitsui O.S.K. Lines, Ltd.

Mitsui O.S.K. Lines, Ltd., founded in 1884, is one of the top shipping companies headquartered in Tokyo, Japan. The company operates more than 900 vessels, from containerships to tramp vessels and specialized carriers for cargoes including automobiles, iron ore, coal, wood chips, crude oil, liquefied natural gas (LNG) and chemicals. For more information, please visit http://www.mol.co.jp/en/.

About Westfal-Larsen Shipping

Westfal-Larsen & Co A/S is a family owned company, founded in 1905, based in Bergen – Norway. The company is well established in the Commodity Chemical markets with main focus on the trade between the Middle East and Asia. Westfal-Larsen & Co A/S is currently operating a tanker fleet of two 40,000 dwt vessels built in 1995 and 1997 and eight 46,000 dwt vessels built between 2009 and 2012. All above tankers are zinc-coated and fully IMO II. In addition, the company operates two 46,000 dwt product tankers built in 2000. For more information, please visit http://www.wlco.no.

About Marinvest/Skagerack Invest

Marinvest is a private shipping and investment Group, part owners and managers of product and chemical tankers. Holdings include investments in tankers of about 80,000 dwt, chemical tankers between 20.000 to 50.000 dwt, a developing coastal shipping company and real estate. For more information, please visit http://www.marinvest.se/.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Waterfront Shipping Company / Methanex Corporation

Investor Inquiries

Sandra Daycock

Director, Investor Relations

604-661-2600 or Toll Free: 1 800 661 8851

Media Inquiries

Baljit Lalli

Manager, Communications

Government and Public Affairs

604-661-2600 or Toll Free: 1 800 661 8851

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

METHANEX CORPORATION

Date: December 9, 2013	By:	/s/ RANDY MILNER
		Name:	Randy Milner
		Title:	Senior Vice President, General Counsel & Corporate Secretary